SUB-ITEM 77D(g)

                            POLICIES WITH RESPECT TO
                              SECURITY INVESTMENTS

                                AIM EQUITY FUNDS


On February 24, 2005, the Board of Trustees (the Board) of AIM Equity Funds on behalf of AIM Large Cap Basic Value Fund and AIM Select Basic Value Fund (the "Funds") adopted resolutions approving changes to delete the sentence, "Under normal conditions, the top 10 holdings may comprise at least a third of the portfolio's net assets."

Furthermore, on February 24, 2005, the Board of AIM Equity Funds on behalf of AIM Large Cap Basic Value Fund (the "Fund") adopted resolutions approving changes to modify the sentence in the prospectus, "The portfolio managers purchase securities of companies that they believe have the potential for above average growth in revenues and earnings and that they believe are undervalued in relation to long-term earnings power or other factors." The new sentence will read, "The portfolio managers purchase securities they believe are undervalued in relation to long-term earnings power or other factors."